CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

TSX Venture Exchange Symbol: CMA

 OTC BB: CRMXF

February 15, 2010

U.S. 20-F Registration:  000-29870

 Frankfurt Stock Exchange:  DFL

CREAM MINERALS ANNOUNCES COMMENCEMENT OF DRILLING BY ROCA MINES AT NUEVO MILENIO SILVER GOLD PROJECT, MEXICO

Vancouver, BC – February 15, 2010 - Cream Minerals Ltd. (TSXV - CMA) ("Cream" or the "Company") is pleased to announce that Roca Mines Inc. (“Roca”) has commenced drilling on Cream’s 100% owned Nuevo Milenio silver gold property in Nayarit State, Mexico.

The Phase 1 drill program is comprised of approximately 7 drill holes totalling 1,500 metres. Two of Roca’s drill holes will twin historical Cream drill holes to confirm grade.  The balance of 5 drill holes will test structures in the Veta Tomas and Dos Hornos vein systems. Cream’s NI 43-101 Inferred Mineral Resource (December 2008) of 54.6 million ounce silver equivalent incorporates assays from the above vein systems.  This drill program plus preparatory work will comprise part of Roca’s first year exploration commitment of $US1 million by July 24, 2010.  The total exploration commitment by Roca is $US12 million to be completed by July 24, 2013 to earn a 50% interest in the Nuevo Milenio property.

Since the signing of the Option Agreement (the “Agreement”) in July 2009, Roca geologists have expended considerable time and effort on property work at Nuevo Milenio as well as reviewing, compiling and analyzing data from historical Cream assay sheets, geochemical and geological mapping data. In addition Roca has initiated work on a three dimensional model of the Nuevo Milenio geology. All of the above information was employed in designing the current drilling program. Roca has engaged Mr. Robert (“Bob”) Lane, P.Geo, a recognized authority on epithermal gold and silver mineralization to oversee the exploration program at Nuevo Milenio. Mr. Lane will be the Qualified Person for Roca.

For further information, please contact:

Frank A. Lang, BA, MA, P.Eng.

Chairman of the Board

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

“Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture

Exchange) accepts responsibility for the adequacy or accuracy of this release.”

Cautionary Language and Forward-Looking Statements

This news release includes certain statements that may be deemed "forward-looking statements."  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.creamminerals.com.